SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                  Environmental Remediation Holding Corporation
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                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
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                         (Title of Class of Securities)

                                    29406V100
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                                 (CUSIP Number)

                               John G. Igoe, Esq.
                              Edwards & Angell, LLP
                          250 Royal Palm Way, Suite 300
                            Palm Beach, Florida 33480
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 6, 1999
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1        Names of Reporting Persons
         S.S. or I.R.S. Identification Nos. of Above Persons

         Howard D. Talks
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2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                          (a)      [   ]
                                                          (b)      [ X ]
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3        SEC Use Only

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4        Source of Funds (See Instructions)

         Not Applicable.
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5        Check if Disclosure of Legal  Proceedings is Required Pursuant to Items
         2(d) or 2(e)

         Not Applicable.
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6        Citizenship or Place of Organization

         United States of America.
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                      7      Sole Voting Power
     Number of

       Shares                1,427,500
                      ----------------------------------------------------------
    Beneficially      8      Shared Voting Power

      Owned by              ---------------------
                      ----------------------------------------------------------
        Each          9      Sole Dispositive Power

     Reporting
                             1,427,500
       Person
                      ----------------------------------------------------------
        With          10     Shared Dispositive Power


                            ----------------------
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,427,500
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12       Check if the Aggregate  Amount in Row (11) Excludes Certain Shares (See
         Instructions) [ ]

         Not Applicable.
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13       Percent of Class Represented by Amount in Row (11)

         Approximately  .29%
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14       Type of Reporting Person (See Instructions)

         IN
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         This Schedule 13D is filed by Howard D. Talks (the "Reporting  Person")
on his behalf. The information disclosed relates to information disclosed by Mr. Talks, ERHC Investment Group LLC, ERHC Investment Group II LLC, ERHC Investment Group A LLC, Samoa LLC, Ernest D. Chu, Rene Eichenberger, Daniel Levin, Gregg Srinivasan and Noreen G. Wilson (the "Group") in Schedule 13D filed on May 21, 1999 (the "May 1999 Schedule 13D"). Mr. Talks is not filing this Schedule 13D on behalf of any other member of the Group. The information herein is intended to supplement and modify any information included in the May 1999 Schedule 13D which relates to Mr. Talks. Capitalized terms not defined herein shall have the meanings given those terms in the May 1999 Schedule 13D, a copy of which is attached hereto as Exhibit 1.

          This Schedule 13D is filed to disclose: (i) to Mr. Talks' knowledge and belief, notice by the Issuer of breach of the Letter of Intent and termination of the Letter of Intent by the Issuer; (ii) notice of the withdrawal of Mr. Talks and ERHC Investment Group Inc. ("Investment Group Inc.") from involvement in the Letter of Intent and in the transactions contemplated by the Letter of Intent relating to the proposed purchase of Shares of Environmental Remediation Holding Corporation ("Issuer") and the objection of the Issuer to such notice; (iii) the withdrawal of Mr. Talks and Investment Group Inc. as part of the Group described in the May 1999 Schedule 13D; (iv) the resignation of Mr. Talks as managing member of Investment Group I and Investment Group II and the replacement of Mr. Talks as managing member of Investment Group I and Investment Group II by Ernest D. Chu; and (v) that Mr. Talks is no longer seeking to acquire the Shares or gain control of Issuer or to thereafter replace its existing board of directors and executive officers.

Item  1.   Security and Issuer

         This statement relates to the common stock, par value $.0001 per share (the "Common Stock"), of Environmental Remediation Holding Corporation, a corporation organized under the laws of the State of Colorado ("Issuer"), whose principal executive offices are located at 16101 La Grande Drive, Suite 100, Little Rock, Arkansas 72223.

Item  2.   Identity and Background

         This statement is filed on behalf of Howard D. Talks, an individual citizen of the United States of America ("Reporting Person"). Mr. Talks is the former sole managing member of each of Investment Group I and Investment Group II and has been replaced as managing member by Ernest D. Chu. Mr. Talks' present principal occupation is as an investor, and his principal business address is c/o Corporate Builders, 515 North Flagler Drive, Suite 120, West Palm Beach, Florida 33401.

           During the last five years, the Reporting Person has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item  3.   Source and Amount of Funds or other Consideration

           Not Applicable.

Item  4.   Purpose of Transaction

           As previously reported in the May 1999 Schedule 13D, the purpose of the transactions contemplated by the Letter of Intent, as assigned by Investment Group Inc. to Investment Group I, Investment Group II and Investment Group A, was for Investment Group I, Investment Group II and Investment Group A to acquire the Shares and thereby acquire control of Issuer. Mr. Talks and Investment Group Inc. notified the Issuer that they withdrew from and terminated their involvement and obligations, if any, in the Letter of Intent and in the transactions contemplated in the Letter of Intent. The Issuer objected and did not accept the withdrawal claiming that Mr. Talks was obligated under the Letter of Intent and observing that the rights and obligations of Investment Group Inc. had been assigned to Investment Group I, Investment Group II and Investment Group A.

           To the knowledge and belief of Mr. Talks, on or about August 6, 1999, the Issuer notified Investment Group I, Investment Group II and Investment Group A that they were in breach of the Letter of Intent and the Issuer terminated the Letter of Intent.

           While Mr. Talks still holds his profits interest as a member of Investment Group I and Investment Group II, to his knowledge and belief, the Group has terminated its existence as a group and is no longer acting in concert as a group. Mr. Talks is no longer seeking to acquire Shares or to gain control of the Issuer or to thereafter replace its existing board of directors and executive officers.

           Except as indicated above or elsewhere herein, the Reporting Person has no present plans or proposals (although it reserves the right to develop such plans or proposals in the future) which relate to or would result in:

           a. The acquisition by any person of additional securities of Issuer, or the disposition of securities of Issuer;

           b.  An  extraordinary  corporate  transaction,   such  as  a  merger,
           reorganization or liquidation, involving Issuer or any of its subsidiaries;

           c. A sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;

           d. Any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

           e. Any material change in the present capitalization or dividend policy of Issuer;

           f. Any other material change in Issuer's business or corporate structure;

           g. Changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person;

           h. Causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

           i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

           j. Any action similar to any of those enumerated above.

ITEM  5. Interest in Securities of the Issuer

         Based upon information obtained from Issuer's most recent filing with the Commission filed on August 24, 1999 the total number of shares of Common Stock issued and outstanding as of August 12, 1999, was 495,229,675. In addition, Mr. Talks is the direct or indirect beneficial owner of a further 1,427,500 shares of Common Stock representing .29% percent of the total number of shares of Common Stock issued and outstanding as of August 12, 1999.

           The Reporting Person has not effected any transaction in the Common Stock during the past sixty days.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

           The Reporting Person is not a party to any contract, arrangement, understanding, or relationship required to be described pursuant to Item 6 of
Schedule 13D.

ITEM  7.   Material To Be Filed as Exhibits

           Exhibit 1. Schedule  13D filed May 21,  1999 by Mr.  Talks,  ERHC
                      Investment Group LLC, ERHC Investment Group II LLC, ERHC Investment Group A LLC, Samoa LLC, Ernest D. Chu, Rene Eichenberger, Daniel Levin, Gregg Srinivasan and Noreen G. Wilson.


                 (The remainder of this page has been left blank
                                 intentionally.
                    Please see next page for all signatures.)

                                   SIGNATURES


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                           September 16, 1999
                                                        ------------------------
                                                               (Date)

                                                          /s/ HOWARD D. TALKS
                                                       -------------------------
                                                             (Signature)


                                                             Howard D. Talks
                                                       -------------------------
                                                                (Name)




Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).